DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
3/2/2010

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership and Phillip Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP a[ ]

b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
________________________________________________________________

7. SOLE VOTING POWER
1,467,890

8. SHARED VOTING POWER
20,870

9. SOLE DISPOSITIVE POWER
1,488,760
________________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,488,760

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
12.77%

14. TYPE OF REPORTING PERSON
IA
________________________________________________________________

Item 1. SECURITY AND ISSUER
This statement constitutes Amendment #7 to the schedule 13d filed July 15, 2008 Except as specifically set forth herein, the Schedule 13d remains unmodified.

ITEM 4. ITEM 4. PURPOSE OF TRANSACTION
Pursuant to Rule 14a-6(g) the filing persons hereby give notice pursuant to Rule 14a-103 that they are sending the letter in Exhibit A to stockholders.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSRS filed on August 20, 2009, 11,657,223 shares were outstanding as of June 30, 2009.
The percentages set forth in item 5 was derived using such number.

a) BIGP and other accounts managed by Phillip Goldstein beneficially own an aggregate of 1,488,760 shares of MSY or 12.77% of the outstanding shares.

b) Power to vote and dispose of securities resides either with Mr. Goldstein or clients.

c) Since the last filing on 2/24/10 the following shares of MSY were sold:

Trade Date	        Quantity	Price
2/24/10			9,258		5.6076
2/25/10			3,500		5.6000
2/26/10			6,000		5.6000
3/01/10			15,142		5.6011



d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

Item 6. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3/2/2010

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP


Exhibit A :

Bulldog Investors
Park 80 West,
250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663
(914) 747-5262 // pgoldstein@bulldoginvestors.com

			March 2, 2010

Dear Fellow Shareholder of Morgan Stanley High Yield Fund (MSY):

Have you ever attended a Broadway play at which it was announced that an understudy will play the star performer's role? When that happens patrons can usually get a refund for their tickets. The theater does not offer to return 90%, 95% or even 97% of the ticket price. Anything less than a refund of 100% would not be fair.

Why then is the board of directors of MSY not being fair to shareholders? Morgan Stanley, the Fund's manager, is selling its retail asset management business to Invesco for $1.5 billion in cash and a minority interest in Invesco stock. Morgan Stanley is not selling its asset management business because it is good deal for shareholders of MSY. It is selling for only one reason. It is a financially beneficial transaction for Morgan Stanley.

That is fine. Morgan Stanley, like everyone else, is entitled to do what is its own best interest. The question is why the board of directors of MSY does not afford shareholders an opportunity to realize 100% of the value of their investment if they don't want to remain invested in MSY after the new manager takes over? It does not seem fair for MSY's current manager to be cashing out at full value while MSY's shareholders are denied a similar opportunity. Shouldnt shareholders of MSY have the same right as theatergoers to get a 100% refund before a major change is made to their fund?

We tried several times to meet with the board to discuss this matter but they refused our requests. We think the reason is that their loyalty is to Morgan Stanley, not to shareholders of MSY. That is why they are recommending that we vote for a contract with Invesco and a new board that is loyal to Invesco. The board is obviously acting in Morgan Stanley's best interest.
But what about their fiduciary duty to MSY's shareholders? We should not be treated as mere chattel.

Let's send a message that shareholders cannot be taken for granted and we will not vote for something just because it is good for Morgan Stanley. Unless we have a chance to exit at net asset value, shareholders should vote their proxies AGAINST the new management agreement with Invesco and to WITHHOLD
for the Invesco directors.   If this agreement is voted down, we believe the
board may relent and provide an opportunity to realize NAV.

							Very truly yours,


			    	                        Phillip Goldstein
			 				 Principal